February 28, 2006
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
The Boeing Company
James A. Bell, Executive Vice President and Chief Financial
Officer
100 N. Riverside
Chicago, IL. 60606

		Re:	The Boeing Company
			Form 10-K for the Year Ended December 31, 2004
       			File 001-00442

Dear Mr. Bell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


      Sincerely,




      David R. Humphrey
      Branch Chief-Accountant